Exhibit 99.1

QPerfect Powers the Commercial Launch of SDT's QuREKA™ Quantum Cloud at Quantum Korea 2026

MIMIQ™, the quantum emulator developed by QPerfect, which BTQ has received FDI approval to fully acquire, anchors the commercial debut of SDT's full-stack QuREKA platform as SDT showcases its quantum portfolio and global partner ecosystem at DDP Seoul, July 2 to 4

VANCOUVER, BC, July 2, 2026 /CNW/ - BTQ Technologies Corp. ("BTQ" or the "Company") (Nasdaq: BTQ) (Cboe CA: BTQ), a quantum technology company building the trust and compute infrastructure for the quantum era, today announced that the commercial version of QuREKA™, the hybrid quantum cloud platform operated by its strategic partner SDT Inc. ("SDT"), will be unveiled at Quantum Korea 2026, taking place July 2 to 4 at the Dongdaemun Design Plaza (DDP) in Seoul. At the core of the commercial platform is MIMIQ™, the high-performance quantum emulator developed by QPerfect SAS ("QPerfect"), the French quantum software company that is expected to become a wholly-owned subsidiary of BTQ following the completion of the Company's previously announced acquisition, which remains subject to customary closing conditions.

The commercial release marks an important milestone for BTQ. MIMIQ is expected to become part of BTQ's trusted quantum technology portfolio upon the close of the Company's previously announced acquisition of QPerfect, and its deployment as a paid, customer-facing service inside QuREKA represents one of the first commercial channels for that technology. The launch also aligns with BTQ's strategy of pairing quantum-software and post-quantum technologies with leading regional partners. With SDT operating QuREKA in South Korea, one of BTQ's most important partnership markets, the platform creates a direct cloud-based channel for Korean research institutions and enterprises to access MIMIQ.

"QuREKA's commercial launch is exactly the kind of marquee milestone we had in mind as we pursued the acquisition of QPerfect," said Olivier Roussy Newton, CEO and Chairman of BTQ. "MIMIQ is now doing real commercial work inside a full-stack quantum platform in one of the world's most advanced quantum markets. Through SDT's cloud, Korean researchers and enterprises will have direct access to QPerfect's technology, and upon closing of the acquisition, this is expected to represent an important commercial channel for BTQ's quantum software portfolio. It also deepens a partnership that sits at the center of our strategy in South Korea."

QuREKA Goes Commercial, Powered by QPerfect's MIMIQ™

QuREKA is SDT's hybrid quantum cloud platform, bringing CPU, GPU, and QPU resources together in a single environment so that users can build, test, and run quantum algorithms across classical and quantum hardware through the cloud. MIMIQ, first integrated into QuREKA earlier this year, allows users to design and validate circuits at scales of up to thousands of qubits, well beyond the reach of today's physical hardware. That headroom helps research teams and enterprises accelerate quantum R&D and prepare workflows for next-generation processors.

With the commercial release, MIMIQ moves from an early-access integration to a fully commercialized service within QuREKA. SDT operates and commercializes the customer-facing platform, while QPerfect provides and maintains the MIMIQ back end. For BTQ, the launch is expected, upon closing of the acquisition, to convert a core QPerfect capability into a live commercial offering and positions QuREKA as an operating layer through which organizations can access, deploy, and scale quantum computing, wherever the underlying hardware resides.

"This event brings together, in one place, the manufacturing capability we have built, the supply chain we have stabilized, and the global partnerships we have cultivated," said Jiwon Yune, CEO of SDT. "By combining in-house manufacturing with a strong network of allied partners, including QPerfect and BTQ, we intend to establish ourselves as a true full-stack player in the global quantum industry."

SDT's Full-Stack Showcase at Quantum Korea 2026

Alongside the QuREKA launch, SDT will present its broader quantum portfolio, anchored by its proprietary Quantum Design and Manufacturing (QDM) capability. According to SDT, the exhibition will introduce a new 4 K cryogenic system, following last year's CryoRack, the first 10 mK-class cryogenic refrigerator manufactured in Korea. The new platform is engineered to serve as core infrastructure for chip-based ion traps, neutral-atom QPUs, superconducting nanowire single-photon detectors (SNSPDs), quantum communication, device characterization, and quantum sensing. SDT says it has designed the platform to be compact and cost-efficient, and reports significant inbound interest ahead of the exhibition.

SDT will also exhibit a pulse-tube cryocooler (PTCC) responsible for pre-cooling at the 4 K stage, which SDT says reflects a newly restructured strategic partnership with a leading global PTCC supplier, with an official announcement expected in the near future. In parallel, SDT will debut a next-generation precision control system for the fault-tolerant era. This high-density microwave generation system is designed, according to SDT, to control and measure hundreds of qubits simultaneously and to support future integration with NVIDIA's NVQLink. SDT will also show a laser-frequency and optical-path feedback control system for neutral-atom quantum computers operating with more than 1,000 atoms.

Q-Talk by SDT: Global Partners on the Booth Stage

At the heart of SDT's booth programming is Q-Talk by SDT, a series of curated on-stage conversations bringing together SDT's global industry partners and leading Korean academics. Confirmed industry participants include IonQ, NVIDIA, and QuantWare. The academic program features Prof. Dohun Kim (Seoul National University), Prof. Eunmi Chae (Korea University), and Prof. Changhyup Lee (Hanyang University), each of whom will speak to the evolving role of collaboration between industry and academia in quantum technology.

BTQ Strengthens Canada–Korea Quantum Cooperation

BTQ's presence at Quantum Korea 2026 follows its participation in the Korea-Canada Roundtable, held July 1 at the Dongdaemun Design Plaza as part of the official program. Organized by the K-Quantum International Cooperation Office (K-QICO), the roundtable convened government and industry experts from both countries to build a lasting framework for cooperation between their quantum ecosystems. BTQ attended as a member of the Canadian quantum industry delegation organized by Global Affairs Canada under Canada's National Quantum Strategy and reinforcing the bilateral ties that underpin the Company's commercial strategy in South Korea, including its partnership with SDT.

About BTQ

BTQ Technologies Corp. (Nasdaq: BTQ | Cboe CA: BTQ) is a quantum technology company focused on accelerating the transition from classical networks to the quantum internet. Backed by a broad patent portfolio and deep technical expertise, BTQ is developing a full-stack, neutral-atom quantum computing platform spanning hardware, middleware, and post-quantum security solutions for finance, telecommunications, logistics, life sciences, and defense.

Connect with BTQ: Website | LinkedIn | X/Twitter

About QPerfect

QPerfect is a French quantum computing company based in Strasbourg, France, led by a team of scientists and engineers recognized for their pioneering work in neutral atom physics, quantum optics, and quantum software engineering, and specializing in quantum computing and quantum design automation. Founded in 2023, the deeptech company has received the i-Lab Grand Prix and provides powerful technology to enable researchers, developers, and manufacturers to realize the full potential of quantum computers. At the core of QPerfect's innovation is the Quantum Logical Unit (QLU™), a multi-layered framework designed to accelerate quantum development. Its flagship product, MIMIQ™, forms the first layer of the QLU™ and offers a cutting-edge platform that executes quantum algorithms with speed, accuracy and flexibility designed to advance the capabilities of existing simulators and current quantum computers. QPerfect is expected to become a wholly-owned subsidiary of BTQ following the completion of BTQ's previously announced acquisition. For more information, please visit https://qperfect.io.

About SDT Inc.

SDT Inc. is a Korean quantum technology company specializing in full-stack Quantum Design and Manufacturing (QDM). Headquartered in Seoul, SDT develops cryogenic systems, quantum control electronics, and integrated quantum computing platforms in collaboration with leading global partners. The company also operates QuREKA, a hybrid quantum cloud platform that integrates CPU, GPU, and QPU resources. For more information, visit sdt.inc.

ON BEHALF OF THE BOARD OF DIRECTORS
Olivier Roussy Newton
CEO, Chairman

Neither Cboe Canada nor its Regulation Services Provider accepts responsibility for the adequacy or accuracy of this release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This press release does not constitute an offer to sell or the solicitation of an offer to buy securities.

Forward-Looking Information

Certain statements herein contain forward-looking statements and forward-looking information within the meaning of applicable securities laws. Such forward-looking statements or information include but are not limited to statements or information with respect to: Quantum Korea 2026 and the presentations thereat, including the unveiling of QuREKA™; the content of SDT's presentations and exhibitions at Quantum Korea 2026, including Q-Talk by SDT; SDT's technologies and quantum portfolio and the availability, features, and expected benefits thereof; the commercial launch, availability, features, and expected benefits of the QuREKA™ platform; the capabilities, performance, and commercialization of MIMIQ™, QLU™, and QPerfect's technology; the integration of MIMIQ™ into QuREKA™ and the operation and maintenance of that service by SDT and QPerfect; the anticipated benefits to the Company of its acquisition of QPerfect; the anticipated benefits to the Company of MIMIQ™ and QuREKA™; the Company's quantum technology portfolio and MIMIQ™'s part therein; the Company's relationship, collaboration, and partnership with SDT and other partners in South Korea and elsewhere; expectations regarding customer interest, adoption, and the conversion of early-stage deployments into revenue; and the Company's, QPerfect's, and SDT's broader business plans and strategies. Forward-looking statements or information often can be identified by the use of words such as "anticipate", "intend", "expect", "plan", "believe" or "may" and the variations of these words. The Company has made numerous assumptions, including among other things assumptions about general business and economic conditions and the development of the quantum computing industry generally. The foregoing list of assumptions is not exhaustive.

Although management of the Company believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that forward-looking statements or information herein will prove to be accurate. Forward-looking statements and information are based on assumptions and involve known and unknown risks which may cause actual results to be materially different from any future results expressed or implied by such forward-looking statements or information. These factors include risks relating to: the Company's ability to continue as a going concern; business and economic conditions in the quantum computing and post-quantum industries generally; the speculative nature of the Company's research and development programs; risks relating to the integration of QPerfect and the realization of anticipated benefits of the acquisition; risks that the acquisition of QPerfect may not be completed on the anticipated timeline or at all; risks that QuREKA™, MIMIQ™, or other products may not achieve commercialization on the timelines anticipated or at all; risks that pilot programs and early-stage commercial deployments may not convert to revenue-generating contracts; risks relating to competition in the quantum computing and post-quantum cryptography industries; risks relating to the Company's dependence on key partnerships in South Korea and other jurisdictions; the availability of financing for the Company; changes in laws and regulatory frameworks; the possibility that future results will not be consistent with the Company's expectations; increases in costs; and other risk factors as detailed from time to time. The forward-looking information and forward-looking statements contained in this news release are made as of the date of this news release, and the Company does not undertake to update any forward-looking information or forward-looking statements, except in accordance with applicable securities laws. Other factors which could materially affect such forward-looking statements are described in the risk factors in the Company's most recent management's discussion and analysis and annual information form and the Company's other filings with securities regulators, which are available under the Company's profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

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SOURCE BTQ Technologies Corp.

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%CIK: 0001821866

For further information: For further information: E: desk@btq.com; Bill Mitoulas; Investor Relations: T: +1.416.479.9547, E: bill@btq.com; SDT Media Contact: Dana Cho, Head of Marketing, SDT Inc. E: dana.cho@sdt.inc W: sdt.inc

CO: BTQ Technologies Corp.

CNW 07:30e 02-JUL-26